Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Cobalt International Energy, Inc. for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated February 22, 2015, with respect to the consolidated financial statements of Cobalt International Energy, Inc., and the effectiveness of internal control over financial reporting of Cobalt International Energy, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, TX

December 22, 2016